(TRANSLATION)

To Whom It May Concern:
                                                               February 14, 2006
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture


                Notice of Repurchase of Shares through ToSTNeT-2

     (Repurchase of Shares Pursuant to the Provisions of Article 210 of the
                                Commercial Code)


Toyota Motor Corporation ("TMC") determined the method for repurchasing its shares pursuant to the provisions of Article 210 of the Commercial Code and we hereby inform you as follows.

1.   Method of repurchase

     TMC will purchase its shares through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System-2) (closing price orders) at 8:45 a.m. on February 15, 2006 at today's closing price, JPY 6,210 (the trading system and trading hours shall not be changed to other systems and hours). Such purchase order shall be made during such trading hour only.

2.   Details of repurchase

(1)  Type of shares to be repurchased              Shares of common stock of TMC

(2)  Aggregate number of shares to be repurchased  13,000,000 shares

     (Note 1) The above number of shares shall not be changed. However, there is a possibility that a part or all of such shares may not be repurchased due to market conditions, etc.

     (Note 2) The shares for which orders to sell have been placed shall be repurchased up to the number of shares scheduled to be repurchased.

3.   Publication of the results of repurchase

     The results of repurchase will be announced after the conclusion of the 8:45 a.m. trading hour of February 15, 2006.

(Reference)

o Matters resolved at the FY 2005 Ordinary General Shareholders' Meeting held on June 23, 2005.

     (1) Type of shares to be repurchased                Shares of common stock of TMC

     (2) Aggregate number of shares to be repurchased    Up to 65,000,000 shares

     (3) Aggregate purchase price                        Up to JPY 250,000,000,000


o    Shares having been repurchased up to February 14, 2006

     (1) Aggregate number of shares repurchased          0 share

     (2) Aggregate purchase price                        JPY 0